UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2014

Commission Filing Number: 001-34790

PACTERA TECHNOLOGY INTERNATIONAL LTD.
(Translation of registrant's name into English)

Building C-4, No. 66 Xixiaokou Road
Haidian District, Beijing 100192
The People's Republic of China
+86(10)5987-5000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                        No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

PACTERA TECHNOLOGY INTERNATIONAL LTD.
FORM 6-K

Page
Signature	3
Exhibit 99.1 — Unaudited Pro Forma Consolidated Financial Information	4

SIGNATURE

              Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pactera Technology International Ltd.
	By:	/s/ HELENA CHEN Name: Helena Chen Title: Interim Chief Financial Officer
DATE: March 12, 2014